Attorneys and Counselors
(214) 922-4120
2001 Bryan Street, Suite 3900		Fax (214) 922-4170
Dallas, Texas 75201		bhallett@hallettperrin.com
(214) 953-0053
(214) 922-4142 Fax www.hallettperrin.com

May 12, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey Riedler
Assistant Director
Division of Corporation Finance

Re:	USMD Holdings, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

On behalf of the Company, on April 22, 2011 we responded to your comment letter dated March 21, 2011 regarding the above-referenced filing. As a result of certain telephonic discussions held between the Staff and the Company, we are revising our responses to the Staff’s comments of March 21, 2011 in this revised response letter, which supersedes the response letter filed on April 22, 2011 in its entirety.

Management’s Discussion and Analysis

Pro Forma Financial Data for Holdings, Page 128

1.	Please refer to the last sentence in the first paragraph on page 128. Pro forma adjustments to the income statement should not include any nonrecurring adjustments pursuant to Article 11 of Regulation S-X, though those adjustments may be appropriate for the balance sheet if they are directly attributable to the transaction. Please clarify in the filing that the reference to nonrecurring relates to information in the historical financial statements or revised the pro forma adjustments accordingly.

RESPONSE: Responsive language will be included in Amendment No. 3 to the Form S-4. Specifically, in the last sentence of the first paragraph on page 128, we will replace the term “pro forma” with term “historical.”

May 12, 2011

USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30

2.	We acknowledge your response to comment 15. We understand from your prior response that the goodwill relates solely to when USMD acquired the USMD Hospital Division and is not attributable to the two hospitals being managed by the Division. Please tell us who USMD acquired the USMD Hospital Division from and what type of operations the Division had prior to your acquisition. Additionally, please tell us if USMD’s equity interest in the two hospitals being managed came as a result of its purchase of the USMD Hospital Division or from a separate transaction where USMD or the Division purchased equity interest in the two hospitals subsequent to the acquisition of the Division.

RESPONSE: For accounting purposes, USMD and its predecessor, US Medical Development, Inc. (“USM”) are treated as the same accounting entity. In 2002, USM formed Mat-Rx Development, L.L.C. (referred to by the parties and herein as “USMD Hospital Division”) and between 2002 and January 1, 2007 USMD Hospital Division had issued an aggregate 35.23% membership interest to approximately thirty investors and had retained a 64.77% membership interest. In 2003, USMD Hospital Division formed USMD Arlington Hospital, retaining a beneficial 5% partnership interest, and entered into a long-term management agreement to manage the hospital owned by USMD Arlington Hospital. In 2005, USMD Hospital Division formed USMD Fort Worth Hospital, retaining a 20% partnership interest, and, in 2006, entered into a long-term management agreement to manage the hospital being constructed by USMD Fort Worth Hospital. In addition, USMD Hospital Division actively pursued business development activities including the design and construction of medical office buildings and ambulatory surgical centers and the development of new hospital partnerships. Today, USMD Hospital Division continues to manage, beneficially own and operate the two hospitals through its long-term management agreements with USMD Arlington Hospital and USMD Fort Worth Hospital.

On January 1, 2007, USMD acquired the 35.23% membership interest in USMD Hospital Division held by the following individuals and entities:

Owner	Total Shares	Ownership %	Percentage Ownership in USM
UANT Ventures L.L.P.	2,057,143	13.32%	0%
Weiss, Greg	800,000	5.18%	0%
Rosenstein, Jacob, M.D.	1,040,817	6.74%	0%
Heitkamp, Jeffrey W., M.D.	236,735	1.53%	0%
Todd Profit Sharing Plan	200,000	1.30%	0%
Dickey, Russell, M.D.	73,469	0.48%	0%
Allen, Scott M.D.	50,000	0.32%	0%
True, Robert L., M.D.	40,816	0.26%	0%
Ward, James W., M.D.	40,816	0.26%	0%
Finke, Mary Angeline, M.D.	32,653	0.21%	0%
McCullough, Michael R., D.O.	42,653	0.28%	0%
Zinnante Professional Group	65,306	0.42%	0%
Kallam, G. Byron, M.D.	30,000	0.19%	0%
Parrill, Ellen M.	24,490	0.16%	0%

May 12, 2011

Jeffers, John R.	16,327	0.11%	0%
Wiegman, Ralph T., M.D.	16,327	0.11%	0%
Dias, Keryn M., M.D	16,326	0.11%	0%
Glen Wyant, M.D.	239,567	1.55%	0%
John W. Johnson, III	20,000	0.13%	0%
Monty D. Trimble	5,952	0.04%	0%
Michael J. Biavati	125,000	0.81%	0%
Tahir Ali	3,000	0.02%	0%
Tracy Rukab	30,000	0.19%	0%
Gregory Heath Smith, D.O.	47,000	0.30%	0%
Paul Henry Cho, M.D.	35,000	0.23%	0%
Peter D. Leonard, M.D.	35,000	0.23%	0%
James Kevin Kaufman, M.D.	35,000	0.23%	0%
Gregory Alan Ward, M.D.	35,000	0.23%	0%
George F. Cravens, M.D.	35,000	0.23%	0%
John A. Pumphrey, M.D.	10,000	0.06%	0%

Total Outstanding	5,439,397	35.23%	0%

Because USMD already owned 64.77% of USMD Hospital Division through USM, its predecessor entity, this 64.77% membership interest remained on USMD’s balance sheet at book value on January 1, 2007. However, the 35.23% membership interest acquired from the individuals noted above qualified for fair value treatment in connection with January 1, 2007 acquisition.

USMD Hospital Division’s primary business model and ownership have not materially changed since January 1, 2007. USMD Hospital Division continues to manage and operate the two hospitals through its long-term management agreements with USMD Arlington Hospital and USMD Fort Worth Hospital. In addition, USMD Hospital Division continues to pursue other business development opportunities using the infrastructure, information systems and necessary expertise it has developed to invest in, develop and manage future healthcare facilities. The goodwill associated with USMD Hospital Division is primarily associated with the aforementioned items. See Exhibit B.

As part of the January 1, 2007 purchase price allocation, USMD and its valuation firm at the time determined that there was no fair value allocable to the existing management agreements, as those agreements had terms at market rates (i.e. not favorable/unfavorable). In its efforts to respond to the SEC comment letter dated March 21, 2011, USMD had informal telephonic discussions with the Staff and consequently reviewed its January 1, 2007 valuation methodology and results. As a result of these discussions and reviews, USMD determined that the management agreements had value and met the recognition criteria for intangible assets. USMD engaged its current valuation firm, Valuation Management Group, LLC (“VMG Health”), to modify the valuation of the January 1, 2007 acquisition, to include consideration of all possible intangible assets. After performing the valuation, USMD concluded that the only identifiable intangible assets were the management agreements with the two hospitals.

May 12, 2011

A description of the valuation methodology utilized by VMG Health is attached as Exhibit A. Rather than valuing the agreements based on a comparison of the rates of the management agreement to market rates as was done in the previous valuation, VMG Health valued the management agreements based on the cash flow and other relevant considerations of each management agreement. Based on this new valuation methodology, the revised valuation assigned a fair value of $1.61 million to the management agreements, of which 35.23% (or $567,000) was allocable to an amortizable intangible asset as part of USMD’s January 1, 2007 acquisition of the aggregate 35.23% membership interest of USMD Hospital Division. USMD determined the useful life of the management agreements to be 9.33 years, which was the average term remaining on the management agreements. This useful life resulted in annual amortization expense of approximately $61,000.

As part of this process, USMD also reviewed the methodology used to calculate the gain on deconsolidation associated with the March 1, 2010 acquisition by Texas Health Resources of majority interests in USMD Arlington Hospital and USMD Fort Worth Hospital (detailed in the first bullet under “Key Developments” on page 94 of Amendment No. 2 of From S-4). USMD determined there had been an error in its calculation of gain on deconsolidation and identified $1.9 million of goodwill attributable to its investments in USMD Arlington Hospital and USMD Fort Worth Hospital that should have been added to the net investment balances when calculating total carrying value of those investments in connection with deconsolidation of the hospitals. This $1.9 million of goodwill was listed in the original valuation obtained in connection with the January 1, 2007 acquisition of the 35.23% membership interest in USMD Hospital Division, and in the recently revised valuation. This $1.9 million understatement of carrying value resulted in a corresponding overstatement of the gain on deconsolidation.

USMD has concluded that the above errors warrant restatement of USMD’s September 30, 2010 unaudited interim financial statements included in its Form S-4. As such, USMD will disclose the errors and restate the September 30, 2010 financial statement line items affected by the errors in an unaudited footnote to its December 31, 2010 financial statements to be included in Amendment No. 3 to the Form S-4. As a result of the restatement, USMD has added a risk relating to ownership of common stock in the Risk Factors section of its Form S-4, the expected form of which is attached as Exhibit C.

In addition, USMD performed a Staff Accounting Bulletin No. 99 (“SAB 99”) analysis related to the misclassified goodwill-intangible asset and related amortization expense and the historical passed audit adjustments for the historical audited financial statements included in the Form S-4. In preparation for and in conjunction with review of the errors, USMD referred to FASB Accounting Standards Codification (ASC) Topic 250, primarily Subtopic 10, Section S99, and concluded that the errors were not quantitatively or qualitatively material to the consolidated financial statements. The SAB 99 analysis is attached as Exhibit D.

Very truly yours,

/s/ Bruce H. Hallett

Bruce H. Hallett
cc:	Chris Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038

May 12, 2011

Exhibit A

Description of Valuation Methodology

The valuation methodology used to fair value the identified tangible and intangible assets related to the acquisition of an aggregate 35.23% membership interest in USMD Hospital Division consisted of a discounted cash flow analysis, or Income Approach to value. The Income Approach estimates value by projecting a future income stream attributable to an asset or group of assets and then discounting that income stream back to present value. Specifically, a multi-period excess earnings method was utilized, which allowed for the valuation of cash flows related to specific intangible assets. The identified intangible assets included two management agreements, one with USMD Arlington Hospital and one with USMD Fort Worth Hospital.

The management agreements provided for management fees of 4.5% and 5.0% of hospital revenue for the hospital owned by USMD Arlington Hospital and USMD Fort Worth Hospital, respectively. As of January 1, 2007 (the acquisition date of the 35.23% membership interest), the average remaining term of the agreements was approximately 9.33 years of a ten year total term. The agreements contained no renewal provisions. In addition, the hospital owned by USMD Fort Worth Hospital had yet to begin operations, as it was in the late stages of development.

Major assumptions of the financial forecast included compound annual management fee revenue growth of 3.5% annually, with EBITDA projected to increase 15.5% compounded annually. The after-tax cash flows attributable to the two management agreements, after adjustments for non-cash expenses, capital expenditures, working capital, and contributory asset charges, were forecast over the average remaining term of the agreements, and discounted to present value using a discount rate of 18%. The discount rate incorporates the estimated time value of money, inflation, and the risks associated with the underlying agreements and hospitals, including the fact that the hospital held by USMD Fort Worth Hospital had not yet begun operations. The resulting calculation value indication was approximately $1.6 million.

May 12, 2011

Exhibit B

Description of Impairment Methodology

USMD evaluates goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. USMD tests for goodwill impairment at the reporting unit level, which is at the operating segment level or one level below the operating segment. The carrying value (including goodwill), or book value, of the reporting unit is compared to the fair value of the reporting unit. To the extent the carrying value is greater than the fair value, goodwill is impaired. A separate analysis is then conducted to determine the level of impairment.

In this case, USMD Hospital Division, consists of three reporting units, Management Operations, USMD Arlington Hospital, and USMD Fort Worth Hospital. These are the reporting units on which the comparison of carrying value to fair value was made. The following table represents the allocation of the purchase price adjustment.

Goodwill / Intangible Assets of USMD Hospital Division

	January 1, 2007
Goodwill Attributable to Management Operations Reporting Unit	4,907
Intangible Asset - Management Contracts	567	*

Total Goodwill Attributable to Management Operations Reporting Unit	5,474

USMD Arlington Hospital Reporting Unit (Consolidated Entity)	1,573
USMD Fort Worth Hospital Reporting Unit (Consolidated Entity)	342

Goodwill Attributable to Hospital Reporting Units	1,915	**

Total Intangible Assets Attributable to Mat-Rx (Hospital Division)	7,389	***

*	Amount originally recorded as goodwill in the 2007-2009 Audited Financial Statements. See discussion of the correction in Exhibit D - Issue #1.
**	Goodwill originally attributable to USMD Hospital Division operations. The original valuation identified cash flows and fair value derived from the hospital operations. See restatement discussion in Exhibit D - Issue #2.
***	Goodwill balance as recorded (Note 4 - Goodwill in the 2007-2009 Audited Financial Statements).

In performing subsequent goodwill impairment tests relating to USMD Hospital Division, the fair value of the reporting unit was determined based primarily on a discounted cash flow analysis. This analysis included assumptions of future operating performance and earnings growth based on the then current management forecasts at each impairment test date, regardless of whether certain assumptions from past management forecasts came to fruition exactly as expected. If the discounted future cash flow analysis calculated on the impairment test date indicates a reporting unit’s fair value is greater than its carrying value, no impairment is indicated. The following table summarizes the results of impairment testing for each reporting unit.

	Management Operations	USMD Arlington Hospital	USMD Fort Worth Hospital	USMD Hospital Division Total
December 31, 2007	(in 000’s)
Fair value of reporting unit as determined by valuation expert	18,800	2,640	3,240	24,680
Carrying value of reporting unit
Carrying value of goodwill	5,474	1,573	342	7,389
Other net assets	182	758	356	1,296

Total carrying value of reporting unit	5,656	2,331	698	8,685

Excess fair value over carrying value	13,144	309	2,542	15,995

Step One Analysis	Pass	Pass	Pass

December 31, 2008
Fair value of reporting unit as determined by valuation expert	15,790	2,590	5,120	23,500

Carrying value of reporting unit
Carrying value of goodwill	5,474	1,573	342	7,389
Other net assets	234	569	—	803

Total carrying value of reporting unit	5,708	2,142	342	8,192

Excess fair value over carrying value	10,082	448	4,778	15,308

Step One Analysis	Pass	Pass	Pass

December 31, 2009
Fair value of reporting unit as determined by valuation expert	28,750	7,740	11,450	47,940

Carrying value of reporting unit
Carrying value of goodwill	5,474	1,573	342	7,389
Other net assets	3,458	891	—	4,349

Total carrying value of reporting unit	8,932	2,464	342	11,738

Excess fair value over carrying value	19,818	5,276	11,108	36,202

Step One Analysis	Pass	Pass	Pass

December 31, 2010
Fair value of reporting unit as determined by valuation expert	31,880	—	—	31,880

Carrying value of reporting unit
Carrying value of goodwill	4,907	—	—	4,907
Other net assets	1,614	—	—	1,614

Total carrying value of reporting unit	6,521	—	—	6,521

Excess fair value over carrying value	25,359	—	—	25,359

Step One Analysis	Pass	N/A*	N/A*

*	After deconsolidation, this reporting unit no longer existed.

May 12, 2011

Exhibit C

If we or our consolidated subsidiaries fail to maintain effective internal control over financial reporting, our operating results and the trading price of our common stock could be adversely affected.

In order to provide reliable, materially correct financial reports, we and our consolidated subsidiaries must have effective internal control over financial reporting. If we and our subsidiaries are unable to maintain effective internal control over financial reporting, we may not be able to provide reliable financial reports, which, in turn could affect reported results or cause us to fail to meet our reporting obligations. Ineffective control over financial reporting, misstated financial results or a failure to meet reporting obligations could cause investors to lose confidence in reported financial information, which could in turn negatively affect the trading price of our common stock, limit our ability to access capital markets in the future or require us to make additional investments in internal control systems and procedures.

As described in Note 2 of USMD’s December 31, 2010 consolidated financial statements, USMD has restated its unaudited financial statements for the nine months ended September 30, 2010. As a result of the restatement, USMD concluded that it did not maintain effective internal control over financial reporting and has taken certain remedial measures that USMD believes will correct the design and operational effectiveness of such internal control. However, there is no guarantee that such remedial measures will be successful.

May 12, 2011

Exhibit D

Date:	April 22, 2011
To:	USMD Inc. accounting files
Cc:	Jim Berend, Michael Baggett, Grant Thornton
From:	Chris Dunleavy, USMD Inc. Chief Financial Officer
Re:	Summary of (SAB 99) Materiality Analysis

Background

USMD Holdings, Inc. (the “Registrant”) filed a registration statement on Form S-4 on December 23, 2010 to register approximately 10,000,000 shares of its common stock. The registration statement included the unaudited condensed financial statements of USMD Inc. (“USMD”) as of and for the nine month periods ended September 30, 2010 and 2009, the annual audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and the unaudited and audited consolidated financial statements of Urology Associates of North Texas, L.L.P. (“UANT”) and UANT Ventures, L.L.P. (“Ventures”) for the same periods, excluding December 31, 2007. The Registrant is a shell company that will, pursuant to a Contribution and Purchase Agreement executed by the Registrant, USMD, UANT and Ventures (the “Contribution Agreement”), issue shares of common stock to USMD and Ventures in exchange for the contribution of all of the outstanding shares of common stock of USMD and substantially all of the assets of UANT and Ventures (the “Contribution”) and combine the financial operations of USMD, UANT and Ventures into one entity.

There are currently no shareholders of the Registrant. The future shareholders of the Registrant are expected to base their decisions on whether to vote for the Contribution on the information in the registration statement, primarily the fairness opinion and valuation of all business units of the respective companies.

At March 31, 2011, the interim financial statements included in the most recently filed Form S-4 became “stale” and the Registrant will be required to update the financial information presented in the registration statement with the annual audited December 31, 2010 financial statements. As a result, the Registrant intends to file an amendment to the Form S-4 that will only include, in accordance with Article 8 of Regulation S-X for Smaller Reporting Companies, the audited financial statements for the years ended December 31, 2010 and 2009 and will no longer include the audited 2008 and 2007 financial statements or the unaudited September 30, 2010 interim financial statements.

Issue #1 – Historical Errors in Previously Issued Financial Statements and Their Effects on the 2010 Financial Statements

Description

During the process of responding to SEC comments regarding the Form S-4 and during preparation of the 2010 annual financial statements, USMD discovered certain errors in its financial statements that required a SAB 99 analysis to assess whether the errors were material to its current or historical financial statements.

May 12, 2011

1.	Effective January 1, 2007, USMD acquired the aggregate 35.23% membership interest in Mat-Rx Development, L.L.C. (“USMD Hospital Division”) that it did not already own and recorded $7.3 million of goodwill in connection with the acquisition. While preparing its response to an SEC comment letter dated March 21, 2011, the Registrant noted that it appeared some of the goodwill recorded in connection with the January 1, 2007 acquisition of the membership interests potentially should have been recorded as one or more intangible assets at fair value– specifically as related to the management agreements between USMD Hospital Division and two hospitals it manages. When recording the original transaction at January 1, 2007, USMD relied on a valuation that did not assign any fair value to those management agreements.

After reviewing the original valuation and engaging in valuation discussions with USMD’s current valuation firm, Value Management Group, LLC (“VMG Health”), USMD engaged VMG Health to review and modify, if appropriate, the original assumptions with appropriate consideration given to the value allocable to intangible assets, in particular the management agreements.

A modified valuation of USMD Hospital Division assigned a fair value of $1.6 million to the management agreements. Because USMD was acquiring 35.23% of the membership interests in USMD Hospital Division, USMD should have recorded an intangible asset of $567,203 ($1,610,000 × 35.23%), representing fair value of the acquired portion of the management agreements. The useful life of the agreements was 9.33 years, calculated as the average remaining term of the two agreements, which results in annual amortization of approximately $61,000 per year.

2.	USMD has also included current and historical passed audit adjustments in its analysis. The majority of the historical passed audit adjustments are related to USMD’s consolidated entities and had little effect on net income attributable to USMD due to its low ownership percentages and high noncontrolling interests.

3.	During preparation of its 2010 annual financial statements, USMD discovered that the USMD Lithotripsy Division had failed to properly account for certain nonconsolidated entity pass-through revenue and expense in accordance with company policy and GAAP. This resulted in equal understatement of revenue and operating expenses in 2009, 2008 and 2007. There was no effect on income from operations.

Effects of the above errors on key income statement line items and earnings per share are presented in the tables below and an analysis of materiality follows. Balance sheet metrics are included in the Reference Tables section at the end of this memo.

May 12, 2011

	As Reported	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported	As Reported	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported
	Current Year Error (Rollover Approach)				Aggregated Error (Iron Curtain)
12/31/2007	(in 000’s)
Income from operations	15,582	15,396	186	1.2%	15,582	15,396	186	1.2%
Income before taxes	9,666	9,480	186	1.9%	9,666	9,480	186	1.9%
Income taxes	(827)	(838)	11	-1.3%	(827)	(838)	11	-1.3%
Net income	10,493	10,318	175	1.7%	10,493	10,318	175	1.7%
Noncontrolling interests	(12,490)	(12,388)	(102)	0.8%	(12,490)	(12,388)	(102)	0.8%
Net loss attributable to USMD	(1,997)	(2,070)	73	-3.7%	(1,997)	(2,070)	73	-3.7%

12/31/2008
Income from operations	17,035	16,681	354	2.1%	17,035	16,620	415	2.4%
Income before taxes	5,105	4,751	354	6.9%*	5,105	4,690	415	8.1%*
Income taxes	(642)	(687)	45	-7.0%*	(642)	(708)	66	-10.3%*
Net income	5,747	5,438	309	5.4%*	5,747	5,398	349	6.1%*
Noncontrolling interests	(5,565)	(5,367)	(198)	3.6%	(5,565)	(5,367)	(198)	3.6%
Net income attributable to USMD	182	71	111	60.9%*	182	31	151	82.8%*

12/31/2009
Income from operations	23,410	23,126	284	1.2%	23,410	23,005	405	1.7%
Income before taxes	21,267	20,983	284	1.3%	21,267	20,862	405	1.9%
Income taxes	2,146	2,156	(10)	-0.5%	2,146	2,113	33	1.5%
Net income	19,121	18,827	294	1.5%	19,121	18,749	372	1.9%
Noncontrolling interests	(16,818)	(16,633)	(185)	1.1%	(16,818)	(16,633)	(185)	1.1%
Net income attributable to USMD	2,303	2,194	109	4.7%	2,303	2,116	187	8.1%
	As Restated**	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported	As Restated**	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported
	Current Year Error (Rollover Approach)				Aggregated Error (Iron Curtain)
As Restated 9/30/2010 (unaudited)	(in 000’s)
Income from operations	13,085	13,181	(96)	-0.7%	13,085	12,999	86	0.7%
Gain on deconsolidation	12,425	12,425	—	0.0%	12,425	12,425	—	0.0%
Income before Income taxes	24,436	24,532	(96)	-0.4%	24,436	24,350	86	0.4%
Income taxes	5,716	5,750	(34)	-0.6%	5,716	5,686	30	0.5%
Net Income	18,720	18,782	(62)	-0.3%	18,720	18,664	56	0.3%
Net Income attributable to USMD	10,417	10,479	(62)	-0.6%	10,417	10,361	56	0.5%

Year Ended 12/31/2010 (unaudited)***
Income from operations	16,244	16,305	(61)	-0.4%	16,244	16,123	121	0.7%
Income before income taxes	23,437	23,498	(61)	-0.3%	23,437	23,316	121	0.5%
Income taxes	4,449	4,470	(21)	-0.5%	4,449	4,407	42	0.9%
Net income	18,988	19,028	(40)	-0.2%	18,988	18,909	79	0.4%
Net Income attributable to USMD	7,425	7,465	(40)	-0.5%	7,425	7,346	79	1.1%

	Basic EPS		Diluted EPS		Reported Over (Under) stated
	Reported	Corrected	Reported	Corrected	Basic	Diluted
12/31/2007	$(0.07)	$(0.07)	$(0.07)	$(0.07)	$—	$—
12/31/2008	$0.01	$—	$0.01	$—	$0.01	$0.01
12/31/2009	$0.08	$0.07	$0.08	$0.07	$0.01	$0.01
9/30/10 (unaudited, as restated)	$0.35	$0.35	$0.34	$0.34	$—	$—
12/31/2010 (unaudited)	$0.25	$0.25	$0.25	$0.24	$—	$0.01

*	These percentages are relatively large due to the fact USMD operated at what was essentially breakeven for the year ended December 31, 2008. The breakeven result was primarily due to interest expense of approximately $6.3 million directly attributable to non cash interest rate swap mark to market adjustments.
**	Refer to correction of the errors on page 17.
***	These are unaudited amounts which are subject to completion of the audit, but have not been previously reported.

May 12, 2011

Analyses and Conclusions

USMD has considered the errors described above and the effect those errors may have on the stakeholders and investors in USMD and has documented significant considerations below. USMD considered quantitative and qualitative factors in assessing materiality of the above errors and concluded that these errors are not material to the consolidated financial statements. With respect to the registration statement, USMD believes the stakeholders of USMD and users of the financial statements will primarily focus on the Contribution Agreement, which allocates the shares of common stock of the Registrant based on the valuations of the businesses and assets contributed. USMD believes the errors have no effect on the valuations.

USMD does not believe the stakeholders will base their decisions on whether to vote for the Contribution Agreement on non-cash effects on income or EPS or goodwill or other intangible asset balances. The errors identified above are not expected to affect a reasonable user of the financial statements for the purposes in which they are being used – in this case, a decision to vote for the Contribution Agreement – because the corrections have no effect on the factors the stakeholders are expected to consider in analyzing the Contribution Agreement. Secondly, users of the financial statements include certain lenders and USMD believes the errors described above (all non-cash) do not affect the metrics those lenders use to make lending decisions.

In preparation for and in conjunction with review of the errors, management referred to FASB Accounting Standards Codification (ASC) Topic 250, primarily Subtopic 10, Section S99.

12/31/07 (will no longer be included in the amended Form S-4)

No individual or aggregated error exceeded the initial quantitative threshold of 5%. The aggregated error of $186,000 reflects a historical overstatement of reported income before taxes of 1.9%, resulting in an understatement of net loss attributable to USMD of 3.7%. The errors had no effect on EPS presented.

On the balance sheet, historical combined goodwill and intangibles were overstated 0.4% ($61,000), total assets understated 0.3% ($354,000), total equity overstated 1.4% ($325,000) and accumulated deficit understated 3.7% ($73,000).

Errors include correction of the goodwill/intangible asset balances and related amortization as well as passed audit adjustments (non-cash, some judgmental), none of which are considered important to the users of the financial statements.

USMD has concluded that these variances both quantitatively and qualitatively would not cause the judgment of a reasonable user of the financial statements to differ.

12/31/08 (will no longer be included in the amended Form S-4)

Certain metrics exceed the initial quantitative threshold of 5%, some by significant amounts because fiscal year 2008 was a breakeven year; however, USMD concluded the quantitative dollar amounts are not material and the variances do not change the trend in earnings. While the percentage effects on break-even-range net income using both the rollover and iron curtain approaches are significant, USMD concluded that the quantitative variances of $111,000 and $151,000, respectively, are not material to a user. The errors reflect an overstatement of basic and diluted EPS of $0.01 each.

On the balance sheet, historical combined goodwill and intangibles were overstated 0.9% ($122,000), total assets overstated 0.6% ($802,000), total equity understated 2.9% ($454,000) and accumulated deficit understated 8.3% ($151,000). Similar to the income statement above, the near-break-even accumulated deficit exacerbates the percentage error; however, USMD concluded that the quantitative variance of $151,000 is not material to a user.

May 12, 2011

Errors include correction of the goodwill/intangible asset balances and related amortization as well as passed audit adjustments (non-cash, some judgmental), none of which USMD believes are important to the users of the USMD financial statements. USMD considered the turnaround effect of 2007 errors and concluded it was not pertinent to the analysis as it only lessened the impact of current year errors.

USMD has concluded that these variances both quantitatively and qualitatively would not cause the judgment of a reasonable user of the financial statements to differ.

12/31/09 (included in the amended Form S-4)

Except as discussed below, no individual or aggregated error exceeded the initial quantitative threshold of 5%. The aggregated error of $405,000 reflects a historical overstatement of reported income before taxes of 1.9%, resulting in overstatements of net income attributable to USMD of $187,000 and 8.1% using the iron curtain approach. While this exceeds the initial 5% threshold, USMD concluded that the $187,000 non-cash error is not material in amount nor from a qualitative point of view, considering the anticipated use of the financial statements. The errors reflect an overstatement of basic and diluted EPS of $0.01 each.

On the balance sheet, historical combined goodwill and intangibles were overstated 1.4% ($182,000), total assets understated 0.0% ($5,000), total equity understated 1.5% ($372,000) and retained earnings overstated 38% ($187,000). The near-break-even retained earnings exacerbates the percentage error; however, USMD concluded that the quantitative variance of $187,000 caused by non-cash errors is not material to users of the financial statements.

Errors include correction of the goodwill/intangible asset balances and related amortization as well as passed audit adjustments (non-cash, some judgmental), none of which USMD believed to be important to the users of the financial statements. USMD considered the turnaround effect of 2008 errors and concluded it was not pertinent to the analysis as it only lessened the impact of current year errors.

USMD has concluded that these variances both quantitatively and qualitatively would not cause the judgment of a reasonable user of the financial statements to differ.

9/30/10 (now stale, no longer included in the amended Form S-4)

Although deemed not material to the historical or current year financial statements, the historical errors discussed above will be included in a restatement of September 30, 2010 financial statements associated with Issue #2 discussed below. Therefore, only the current year passed adjustments and the current year (rollover) effect of posting the correction to the September 30, 2010 and annual December 31, 2010 financial statements are included in this analysis.

Correcting the error in 2010 results in $182,000 of prior years’ intangible asset amortization being included in the statement of operations for the nine months ended September 30, 2010. At September 30, 2010, correction of the error reflects a 2010 understatement of income from operations and income before taxes of 0.7% and 0.4%, respectively, resulting in understatement of net income attributable to USMD of 0.6% ($62,000).

May 12, 2011

USMD considered the turnaround effect of 2009 errors and concluded it was not pertinent to the analysis as it only lessened the impact of current year errors.

USMD has concluded that these variances both quantitatively and qualitatively would not cause the judgment of a reasonable user of the financial statements to differ.

12/31/10 (to be included in the amended Form S-4)

Correcting the error in 2010 results in $182,000 of prior years’ intangible asset amortization being included in the statement of operations for the year ended December 31, 2010. At December 31, 2010, correction of the error reflects a 2010 understatement of income from operations and income before taxes of 0.4% and 0.3%, respectively, resulting in understatement of net income attributable to USMD of 0.5% ($40,000). The error reflects an understatement of diluted EPS of $0.01.

USMD considered the turnaround effect of 2009 errors and concluded it was not pertinent to the analysis as it only lessened the impact of current year errors.

USMD has concluded that these variances both quantitatively and qualitatively would not cause the judgment of a reasonable user of the financial statements to differ.

Issue #1 Summary, Conclusion and Correction

USMD considered quantitative and qualitative factors in concluding that the errors described above are not material to the users of the historical and current financial statements. A summary of key factors USMD considered follow:

1.	USMD expects users of the financial statements to focus on the Contribution Agreement and rely on the financial statements only as they affect the Contribution. USMD does not expect the stakeholders to base their decision on whether to vote for the Contribution Agreement based on non-cash effects on income or EPS, goodwill or other intangible asset balances or equity classifications. The valuations, which determine the allocation of the shares in the Registrant, are not affected by the errors.

2.	Primarily due to factors discussed in #5 below, the historical overstatement of goodwill and total equity and understatement of amortizable intangible assets are not expected to be material to the stakeholders or consolidated balance sheets of Holdings and are not expected to factor into a stakeholders decision whether to vote for the Contribution Agreement.

3.	None of the errors were considered quantitatively material

4.	The errors had no impact on cash and cash equivalents.

May 12, 2011

5.	USMD believes users of the financial statements will primarily focus on the Contribution Agreement between the Registrant, USMD, UANT and Ventures, which is not affected by the errors for the following reasons:

a.	The consideration for contributed business units and resulting relative valuation (as set forth in Schedule III of Contribution Agreement) were primarily based on the income valuation method, which is largely dependent upon EBITDA projections. VMG Health provided a fairness opinion in connection with the valuation engagement.

b.	Net working capital adjustments to the relative valuations of USMD, UANT and Ventures were not affected.

c.	There was no public equity or debt offering to any stakeholder.

6.	In addition, USMD specifically considered the following additional qualitative factors and concluded that if recorded, the unposted errors:

•	would not have affected the compliance status of historical covenant calculations

•	would not have changed the trend in earnings

•	would not affect the Registrant’s compliance with regulatory requirements

•	would not have affected key indicators considered by users of the financial statements, primarily those that affect the Contribution Agreement as discussed in #5 above

•	would not have had the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	would not involve concealment of an unlawful transaction

USMD has performed an analysis of the identified errors in accordance with SEC guidance codified into GAAP surrounding materiality and the treatment of misstatements in financial statements. USMD concluded that the misstatements, in light of surrounding circumstances, are not of a magnitude such that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the errors. Upon consideration of the total mix of information, USMD concluded that the above errors were not material to the historical financial statements as of and for the years ended December 31, 2009, 2008 and 2007.

However, under the iron curtain approach, the goodwill/intangible asset/amortization error amount will continue to increase in future periods and factors considered not material under current circumstances may be considered material to future financial statements. Therefore, in conjunction with correction of the errors identified in Issue #2 below, USMD intends to correct the goodwill/intangible asset/amortization error present in the previously issued September 30, 2010 financial statements included in its Form S-4 (now stale) using an iron curtain approach. Since the September 30, 2010 and 2009 unaudited condensed financial statements are now stale and will not be included in the amended Form S-4, the Registrant plans to disclose restatement of the interim period in an unaudited footnote in its December 31, 2010 audited financial statements, which will be included in an amendment to the Form S-4.

Issue #2 – Errors in 2010 associated with Deconsolidation of the Hospital Subsidiaries

In researching the issues above and while preparing its annual financial statements, USMD identified certain errors in its accounting for the deconsolidation of certain subsidiaries that

May 12, 2011

occurred March 1, 2010. Effective March 1, 2010, Texas Health Resources increased its limited partnership interest to 51% in USMD Hospital at Arlington, L.P. (“USMD Arlington Hospital”), purchased a 51% limited partnership interest in USMD Hospital at Fort Worth, L.P. (“USMD Fort Worth Hospital”) and obtained additional rights in the amended partnership agreements. As a result of this acquisition, USMD concluded that it no longer controlled these hospital subsidiaries and deconsolidated the subsidiaries as of that date. USMD recognized a non-cash gain of $14.3 million, less tax of $5.0 million on the deconsolidation as a result of recording the investments in the deconsolidated entities at their estimated fair value on March 1, 2010, the date of deconsolidation.

The following errors were noted to be included in USMD’s September 30, 2010 financial statements included in the Registrant’s Form S-4 (inclusive of Amendments No. 1 and No. 2):

1.	In its calculation of the gain, USMD failed to include $1.9 million of goodwill associated with the investments in hospital partnerships when calculating carrying value. As the total carrying value (investments plus goodwill associated with the investments) was understated by that amount, the gain and tax effect as recorded on the September 30, 2010 income statement were overstated by $1.9 million and $0.7 million, respectively. This error affects the goodwill balance, the gain (non-cash) on deconsolidation and the tax provision and related noncurrent deferred tax liability.

2.	In accounting for deconsolidation of the hospital subsidiaries, certain noncontrolling interest capital contributions and distributions were included in the deconsolidated balances. This error affected the statement of shareholders’ equity where “the effect of deconsolidation of subsidiaries” was overstated by $3,686,000 and noncontrolling interest capital contributions and distributions were understated by $36,000 and $3,722,000, respectively. As a result, on the condensed consolidated statement of cash flows for the nine months ended September 30, 2010, net cash provided by operating activities and net cash used in financing activities were both understated by $3,686,000. The correction had no impact on total assets, total liabilities, income from operations, net income or net cash flows.

Upon consideration of the qualitative and quantitative factors, USMD concluded that the errors described above that occurred in 2010 related to deconsolidation of the hospital subsidiaries were material to its financial statements as of and for the period ended September 30, 2010. As such, USMD intends to restate the September 30, 2010 errors in a separate footnote to its December 31, 2010 financial statements. As such, there are no remaining errors related to the September 30, 2010 financial statements and no further SAB 99 analysis is required for these periods. These errors related to the deconsolidation calculation do not affect or impact the previously issued audit reports from 2007 through 2009.

The restatement footnote is expected to appear as follows:

Note 2 – Restatement of September 30, 2010 Interim Unaudited Financial Statements

The Company restated its balance sheet and statement of stockholders’ equity as of September 30, 2010 and the related statement of operations and cash flows for the nine months ended September 30, 2010 to correct

May 12, 2011

errors discovered during preparation of the Company’s Form S-4 registration statement. Management determined that the valuation used to record the January 1, 2007 acquisition of ownership interests of 35.23% of USMD Hospital Division from predecessor owners failed to appropriately attribute value to intangible assets, specifically, agreements to manage the operations of USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P. At January 1, 2007, this resulted in an understatement of amortizable intangible assets of $567,000 and a corresponding overstatement of goodwill. The Company corrected the error by reducing goodwill $567,000 and recording intangible assets, net and related amortization expense of $353,000 and $214,000, respectively.

While researching the issue described above, management noted that during the March 1, 2010 deconsolidation of USMD Hospital at Arlington, L.P. and USMD Hospital at Fort Worth, L.P., it failed to include certain goodwill attributable to the investments in those hospitals when calculating carrying value of the investments and, as a result, the non-cash gain on deconsolidation was overstated by $1.9 million. The Company corrected the error by reducing goodwill and the gain on deconsolidation of subsidiaries by $1.9 million.

In addition, in accounting for deconsolidation of the hospital subsidiaries, certain noncontrolling interest capital contributions and distributions were included in the deconsolidated balances. The Company corrected this error on the consolidated statement of stockholders’ equity by decreasing “the effect of deconsolidation of subsidiaries” by $3,686,000 and increasing noncontrolling interest capital contributions and distributions by $36,000 and $3,722,000, respectively. As a result of the error, on the previously reported condensed consolidated statement of cash flows for the nine months ended September 30, 2010, net cash provided by operating activities and net cash used in financing activities were both understated by $3,686,000. The correction had no impact on total assets, total liabilities, income from operations, net income or net cash flows.

May 12, 2011

Correction of the errors had the following effects on the Company’s consolidated financial statements (in thousands, except per share data):

	September 30, 2010
	As Previously Reported	Adjustment	As Restated
Balance Sheet Information	(unaudited)
Goodwill	$12,976	$(2,482)	$10,494
Intangible asset, net	—	353	353
Total assets	43,683	(2,129)	41,554
Deferred tax liabilities, less current portion	7,540	(745)	6,795
Total liabilities	21,062	(745)	20,317
Retained earnings	12,289	(1,384)	10,905
Total equity	22,621	(1,384)	21,237

	Nine Months Ended September 30, 2010
	As Previously Reported	Adjustment	As Restated
Statement of Operations Information	(unaudited)
Depreciation and amortization	$1,478	$214	$1,692
Total operating expenses	31,671	214	31,885
Income from operations	13,299	(214)	13,085
Other income (expense)	14,340	(1,915)	12,425
Income before provision for income taxes	26,565	(2,129)	24,436
Provision for income taxes	(6,461)	745	(5,716)
Net income	20,104	(1,384)	18,720
Net income attributable to USMD Inc.	11,801	(1,384)	10,417

Basic earnings per share	$0.40	$(0.05)	$0.35
Diluted earnings per share	$0.39	$(0.05)	$0.34

	September 30, 2010
	As Previously Reported	Adjustment	As Restated
Statement of Stockholders’ Equity Information	(unaudited)
Effect of deconsolidation of subsidiaries	$(16,943)	$3,686	$(13,257)
Capital contributions from noncontrolling interests	477	36	513
Distributions to noncontrolling interests	(5,646)	(3,722)	(9,368)

	Nine Months Ended September 30, 2010
	As Previously Reported	Adjustment	As Restated
Statement of Cash Flow Information	(unaudited)
Cash flows from operating activities:
Net income	20,104	(1,384)	18,720
Depreciation and amortization	1,478	214	1,692
Gain on deconsolidation of subsidiaries	(14,340)	1,915	(12,425)
Deferred income tax provision	5,215	(745)	4,470
Accounts receivable	(4,532)	2,853	(1,679)
Prepaid expenses and other assets	(328)	833	505
Net cash provided by operating activities	10,268	3,686	13,954
Cash flows from financing activities:
Capital contributions from noncontrolling interests	477	36	513
Distributions to noncontrolling interests	(5,646)	(3,722)	(9,368)
Net cash used in financing activities	(7,305)	(3,686)	(10,991)

These revisions had no impact on previously reported revenues or cash position.

The Company has not separately amended the September 30, 2010 consolidated financial statements included in the Company’s Form S-4 registration statement (including Amendments No. 1 and No. 2 to the Form S-4) and therefore the financial statements and related financial information for these affected periods should no longer be relied upon. All financial and other information included in the December 31, 2010 consolidated financial statements reflect the correction of the errors as of September 30, 2010 and for the nine months then ended.

May 12, 2011

REFERENCE TABLES (Issue #1):

Reference Table A: Balance sheet effects:

	As Reported	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported	Noncurrent Asset Diff $	Noncurrent Asset Diff %
12/31/2007	(in ‘000’s)
Total current assets	24,379	24,794	(415)	-1.7%
Goodwill	13,980	13,413	567	4.1%
Intangible assets - amortizable	—	506	(506)	100.0%	61	0.4%
PP&E	88,016	88,016	—	0.0%
Other non-current assets	371	371	—	0.0%

Total assets	126,746	127,100	(354)	-0.3%

Total current liabilities	24,852	25,531	(679)	-2.7%
Long-term debt	75,834	75,834	—	0.0%
Other non-current liabilities	3,019	3,019	—	0.0%
Total equity	23,041	22,716	325	1.4%

	126,746	127,100	(354)	-0.3%
12/31/2008
Total current assets	26,858	26,209	649	2.4%
Goodwill	12,976	12,409	567	4.4%
Intangible assets - amortizable	—	445	(445)	100.0%	122	0.9%
PP&E	87,145	87,114	31	0.0%
Other non-current assets	209	209	—	0.0%

Total assets	127,188	126,386	802	0.6%

Total current liabilities	26,866	26,518	348	1.3%
Long-term debt	74,128	74,128	—	0.0%
Other non-current liabilities	10,579	10,579	—	0.0%
Total equity	15,615	15,161	454	2.9%

	127,188	126,386	802	0.6%

12/31/2009
Total current assets	26,356	26,533	(177)	-0.7%
Goodwill	12,976	12,409	567	4.4%
Intangible assets - amortizable	—	385	(385)	100.0%	182	1.4%
PP&E	82,165	82,165	—	0.0%
Other non-current assets	321	321	—	0.0%

Total assets	121,818	121,813	5	0.0%

Total current liabilities	21,797	22,164	(367)	-1.7%
Long-term debt	69,012	69,012	—	0.0%
Other non-current liabilities	6,870	6,870	—	0.0%
Total equity	24,139	23,767	372	1.5%

	121,818	121,813	5	0.0%

May 12, 2011

	As Restated	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported	Noncurrent Asset Diff $	Noncurrent Asset Diff %
As Restated 9/30/2010 (unaudited)
Total current assets	12,869	12,846	23	0.2%
Goodwill	10,494	10,494	—	0.0%
Intangible assets - amortizable	353	353	—	0.0%	—	0.0%
PP&E	1,951	1,951	—	0.0%
Investments in partnerships	15,539	15,539	—	0.0%
Other non-current assets	348	348	—	0.0%

Total assets	41,554	41,531	23	0.1%

Total current liabilities	4,476	4,446	30	0.7%
Long-term debt	9,046	9,046	—	0.0%
Other non-current liabilities	6,795	6,795	—	0.0%
Total equity	21,237	21,244	(7)	0.0%

	41,554	41,531	23	0.1%

Year Ended 12/31/2010 (unaudited)
Total current assets	12,399	12,341	58	0.5%
Goodwill	9,804	9,804	—	0.0%
Intangible assets - amortizable	343	343	—	0.0%	—	0.0%
PP&E	2,219	2,219	—	0.0%
Investments in partnerships	11,682	11,682	—	0.0%
Other non-current assets	445	445	—	0.0%

Total assets	36,892	36,834	58	0.2%

Total current liabilities	4,520	4,478	42	0.9%
Long-term debt	9,233	9,233	—	0.0%
Other non-current liabilities	5,011	5,011	—	0.0%
Total equity	18,128	18,112	16	0.1%

	36,892	36,834	58	0.2%

Reference Table B: Effect of the errors on retained earnings (accumulated deficit):

	Retained Earnings (Accumulated Deficit)
	As Reported	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported
12/31/2007	(1,997)	(2,070)	73	-3.7%
12/31/2008	(1,815)	(1,966)	151	-8.3%
12/31/2009	488	301	187	38.3%

	As Restated	Inclusive of Passed Adjustments	Reported Over (Under) Stated	% of Reported
9/30/2010 (unaudited, as restated)	10,905	10,849	56	0.5%
12/31/2010 (unaudited)	7,913	7,834	79	1.0%